United States securities and exchange commission logo





                             May 23, 2022

       Scott T. Ford
       Chief Executive Officer
       Westrock Coffee Holdings, LLC
       100 River Bluff Drive
       Suite 210
       Little Rock, Arkansas 77202

                                                        Re: Westrock Coffee
Holdings, LLC
                                                            Registration
Statement on Form S-4
                                                            Filed April 25,
2022
                                                            File No. 333-264464

       Dear Mr. Ford:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed April 25, 2022

       Market, Industry and Other Data, page 1

   1. We note that the proxy statement/prospectus includes industry data and market data in various sources. If any
of these sources were commissioned by you for use in connection with the proxy
statement/prospectus, please file consents pursuant to Rule 436 of the
                                                        Securities Act as
exhibits or tell us why you believe you are not required to do so.
       Questions and Answers, page 9

   2. Please add a question and answer that addresses both the positive and negative factors that the board considered
when determining to enter into the business combination and its rationale for approving
the transaction.
 Scott T. Ford
FirstName  LastNameScott
                Holdings,T. Ford
Westrock Coffee           LLC
Comapany
May        NameWestrock Coffee Holdings, LLC
     23, 2022
May 23,
Page  2 2022 Page 2
FirstName LastName
Q, What are the U.S. federal income tax consequences of the mergers, page 10

3. We note the reference that the mergers are "intended" to qualify for the tax treatment you disclose. Please revise to clarify the tax consequences of the mergers to investors and file a tax opinion. It is permissible for such opinion to be a "should" or "more likely than not"
         opinion, provided that the opinion and disclosure comply with Staff Legal Bulletin No.
         19.
Parties to the Business Combination, page 20

4. Please expand the disclosure on page 20 to quantify Westrock's net losses for the years ended December 31, 2021 and 2020.
Investor Rights Agreement, page 23

5. We note the extensive use of the term "certain" in this and the following section, and throughout your document. Please revise to eliminate that term and, instead, provide specific, concrete disclosure about the rights, obligations and persons to which you refer.
Comparative Historical and Unaudited Pro Forma Per Share Financial Information, page 35

6. Please revise the second sentence of the second paragraph to state that pro forma net (loss)
         earnings per share information reflects the business combination as if it had occurred on
         January 1, 2021.
7.       Please delete    diluted    from the line item    book value per unit
or share.
8. Please provide us with your computations for book value per unit or share for historical
         Riverview, as well as for the pro forma combined scenarios.
9.       Please revise net earnings per share     diluted, for Riverview, to
reconcile to the historical
         financial statements.
We do not currently have written contracts, page 41

10. Revise to clarify the portion of revenue and co-manufacturers to which you refer in this risk factor.
Certain Material U.S. Federal Income Tax Consequences, page 92

11. Please delete the term "certain" from the title of this section and from the first sentence in this section.
The Riverview Board of Directors, page 134

12. It appears from your disclosure in this section that the board did not consider the analysis conducted by Stephens or any other financial analysis. Likewise, it appears it did not consider or conduct its own analysis. If so, revise to state so directly. If it did consider a financial analysis, revise to make that clear, how it related to their decision to approve the
 Scott T. Ford
FirstName  LastNameScott
                Holdings,T. Ford
Westrock Coffee           LLC
Comapany
May        NameWestrock Coffee Holdings, LLC
     23, 2022
May 23,
Page  3 2022 Page 3
FirstName LastName
         transaction and the weight assigned.
Unaudited Prospective Financial Information of Westrock, page 138

13. Please revise the disclosure in this section to clarify that you have disclosed all material prospective financial information shared between the parties. In each case where you describe the prospective financial information, revise to explain the material assumptions underlying the prospective financial information and risks to those assumptions. Your disclosure should include quantitative discussion of the assumptions used to generate the prospective financial information.
14. Please disclose the process for preparing the prospective financial information, including how and why the timeframe leading out to 2024 prospective information was selected.
         With respect to the assumptions relating to Westrock's revenue growth, please disclose whether such growth rates are in line with historic operating trends, and if not, explain why the change in trends is appropriate.
Summary of Riverview Financial Analysis, page 140

15. Considering the disclosure in Riverview Acquisition Corp.'s amended Registration
         Statement on Form S-1 filed on July 23, 2021 regarding the circumstances in which
         Riverview would obtain a fairness opinion and rely on the judgment of the board of directors, please revise to disclose why Riverview elected to have Stephens Inc. present the materials to the board of directors in connection with the mergers and the PIPE financing. Ensure your disclosure describes clearly the purpose of the engagement and how the board used the materials Stephens provided and presented. Other Considerations, page 143

16. Please revise the disclosure on page 144 to quantify the financial advisory fee in connection with the mergers.
Unaudited Pro Forma Condensed Combined Financial Information, page 156

17. Please revise the fourth paragraph to indicate that Westrock will be treated as the acquirer for accounting purposes.
Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustment (G), page 164

18. Please revise the presentation of your footnote to show the gross components of each adjustment with detailed explanations.
Adjustment (H), page 164

19. Please clarify how much of the $30.3 million of estimated transaction costs will be incurred by each of Westrock and Riverview. We remind you that transaction costs
 Scott T. Ford
FirstName  LastNameScott
                Holdings,T. Ford
Westrock Coffee           LLC
Comapany
May        NameWestrock Coffee Holdings, LLC
     23, 2022
May 23,
Page  4 2022 Page 4
FirstName LastName
         incurred by Westrock, may be offset in equity; however, transaction costs incurred by
         Riverview are considered costs of the merger and should be accounted for in retained earnings. In this regard, please revise your footnote and pro forma adjustment as appropriate.
Westrock Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Business Metrics
Adjusted EBITDA, page 197

20.      We refer to your reconciliation of net loss to adjusted EBITDA on page
198. We note
         your 'other' adjustment for the year ended December 31, 2020 adds back $6.3 million of unrealized gains that were written-off in purchase accounting. This adjustment appears to substitute an individually tailor measurement method for those of GAAP which is prohibited under Rule 100(b) of Regulation G. Please tell us how your presentation complies with the guidance outlined in Question 100.04 of the SEC's Division of
         Corporation Finance C&DIs on Non-GAAP Measures or revise your non-GAAP financial measure accordingly.
Costs of Sales, page 202

21. Please revise your narrative to also discuss the primary driver(s) of your segment cost of sales, for each period presented, and provide a quantified discussion of any significant fluctuations in costs between comparative periods. Refer to Item 303(b) of Regulation S-
         K.
Critical Accounting Policies and Estimates
Goodwill and Intangible Assets, page 206

22. Please revise your disclosure to identify the number of reporting units containing goodwill, as well as identify the reporting unit(s) that incurred the $76.9 goodwill impairment charge in 2020.
23. In light of the losses incurred in 2020 and 2021, and the negative impact that COVID-19 has had on your business, please disclose a comprehensive analysis of how you determined the recoverability of your intangible assets, including the significant factors and assumptions used in your analysis.
Liquidity and Capital Resources, page 207

24.      Please quantify and more fully discuss Westrock   s current and
long-term liquidity
         requirements and priorities, including potential changes in those priorities based on the impact of changes in the amount of cash available to the post-combination entity due to the amount of cash redemptions.
25. We understand from your discussion of net cash provided by (used in) operating activities
 Scott T. Ford
FirstName  LastNameScott
                Holdings,T. Ford
Westrock Coffee           LLC
Comapany
May        NameWestrock Coffee Holdings, LLC
     23, 2022
May 23,
Page  5 2022 Page 5
FirstName LastName
         that negative changes in working capital contributed to the fluctuation between 2021 and
         2020. Please expand your narrative to quantify and more fully discuss the primary reasons for the significant changes in working capital between periods. Westrock Coffee Holdings, LLC Consolidated Financial Statements, page F-3

26. Given that Riverview Acquisition Corp. filed its first Form 10-K on March 30, 2022, it appears to us that three years of audited financial statements for Westrock Coffee are required to be presented. Please revise your presentation or tell us how your current presentation is appropriate.
27. Please provide updated financial statements and related disclosures to comply with Rules
         3-01, 3-02, 3-04 and 3-12 of Regulation S-X.
Note 7. Equity-Based Compensation, page F-22

28. Please disclose how you determined the fair value of the common units underlying your unit options, including the key assumptions used. Please also discuss changes in your estimated fair value during the periods presented and address any material differences between the valuations used to determine the fair value of recently granted unit options relative to the fair value implied by the current merger transaction.
Note 18. Segment Information, page F-32

29. Please revise your footnote to provide total revenue by geographic location or tell us why this information is not required. In this regard, we note that you have provided revenue by geographic area for the Beverage Solutions segment in Note 4, but this information has not been provided for the remaining segment. Additionally, please disclose the methodology you use to attribute revenues from external customers to individual countries. Refer to ASC 280-10-50-41(a).
Riverview Acquisition Corp. Financial Statements, page F-40

30. Please provide updated financial statements and related information to comply with Rule
         8-08 of Regulation S-X.
General

31. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
32. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
 Scott T. Ford
FirstName  LastNameScott
                Holdings,T. Ford
Westrock Coffee           LLC
Comapany
May        NameWestrock Coffee Holdings, LLC
     23, 2022
May 23,
Page  6 2022 Page 6
FirstName LastName
33. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
34. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
35. Please reconcile the disclosure about Westrock's exclusive forum provision with the actual provision in the annex to your document. Note we may have further comment to the extent the disclosure and the provision itself are not consistent and to the extent the disclosure and the provision do not address clearly and explicitly whether the provision applies to claims arising under the Securities Act and the Exchange
Act.
36. Refer to your disclosures on page 49. You state that Westrock experienced inflationary pressures and rising costs. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced, whether they continue and clarify the resulting impact to the company, quantifying the impact to the extent possible.
         Also identify actions planned or taken, if any, to mitigate inflationary pressures.
37.      We note your disclosures regarding supply chain disruptions on page
49. Please disclose
         whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of
         Russia   s invasion of Ukraine. For example, discuss whether you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or
             be exposed to supply chain risk in light of Russia   s invasion of
Ukraine and/or related
             geopolitical tension.
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
38. To the extent material, disclose any new or heightened risk of potential cyberattacks by
         state actors or others since Russia   s invasion of Ukraine and
whether you have taken
         actions to mitigate such potential risks.
39. Please describe the extent and nature of the role of the board of directors in overseeing
         risks related to Russia   s invasion of Ukraine. This could include
risks related to
         cybersecurity, sanctions, employees based in affected regions, and supply
 Scott T. Ford
Westrock Coffee Holdings, LLC
May 23, 2022
Page 7
      chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.
40. We note that you have experienced supply chain disruptions. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Also discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Dale Welcome at 202-551-3865 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameScott T. Ford
                                                            Division of
Corporation Finance
Comapany NameWestrock Coffee Holdings, LLC
                                                            Office of
Manufacturing
May 23, 2022 Page 7
cc:       Brandon C. Price, Esq.
FirstName LastName